January 29, 2007

Via EDGAR

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re: Philippine Long Distance Telephone Company

Annual Report on Form 20-F for the Fiscal Year ended December 31, 2005
Filed June 29, 2006
File No. 1-03006

Dear Ms. Blye:

This is in response to the Staff’s comment letter dated December 21, 2006, relating to the annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Company”) for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”), which was filed with the Securities and Exchange Commission on June 29, 2006.

We wish to thank you and the other members of the Staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly. Our responses to the comments are as follows.

General

1.                  The disclosure in the Form 20-F under “Business” – “Cellular Service” – “Rates and Discounts” identifies Cuba as one of the destinations all Smart subscribers may dial directly. The “Products and Services” section of your website provides, under “Customer Service,” international direct distance dialing country codes for countries including Cuba, Iran, North Korea, Sudan and Syria. Each of these five countries is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. economic sanctions and export controls. Your Form 20-F includes no other information regarding contacts with Cuba, and no information regarding contacts with any other of these countries.

Please clarify for us whether you and/or your subsidiaries provide subscribers with direct dial or other access to Iran, North Korea, Sudan and Syria, as well as Cuba. Describe to us the nature and extent of your past, current, and anticipated contacts with each of these countries, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts with the governments of these countries or entities controlled by their governments.

During their ordinary course of business, the Company and its subsidiaries have entered into numerous bilateral interconnection agreements with foreign telecommunication operators providing for settlement mechanisms in respect of telecommunications traffic terminated on the respective operators’ networks, including an interconnection arrangement between the Company and the Telecommunications Company of Iran (“TCI”) (the “Iran Interconnection Arrangement”).

Under the Iran Interconnection Arrangement, total incoming long distance call minutes in 2005 totaled 2,538,247 minutes, which accounted for approximately 0.0698% of the Company’s total incoming international long distance call minutes in 2005. The Company believes that substantially all of this call traffic is between Filipinos working in Iran and their friends and families in the Philippines. In each of the past three fiscal years the settlements under the Iran Interconnection Arrangement resulted in net payments being due from TCI to PLDT because of the greater volume of incoming long distance call minutes from Iran compared to outgoing call minutes to Iran in each of these fiscal years.

Other than the Iran Interconnection Arrangement, the Company and its affiliates have no agreements or commercial arrangements, direct or indirect, with any telecommunications operators in or the governments of any of Iran, North Korea, Sudan, Syria and Cuba (the “Specified Countries”) or entities controlled by these governments. The Company also confirms that none of its subsidiaries in the United States has been or is involved in providing any telecommunication services to any of the Specified Countries. In addition, the Company has no prior or existing operations within any of the Specified Countries and it does not anticipate any future operations within any of the Specified Countries.

Although subscribers of PLDT and its subsidiaries, subject to their respective calling plans, are provided with direct dialing services to more than 200 foreign destinations, including the Specified Countries, neither the Company nor any of its subsidiaries maintains direct interconnection arrangements in respect of calls to and from the Specified Countries, except for the Iran Interconnection Arrangement. Instead, such calls are routed through one of the Company’s three international gateway switching exchanges to and from submarine and satellite systems and other network and interconnection facilities maintained by third party operators.

For outgoing direct dialed calls, the Company is able to identify the call destination by tracking the respective country codes as dialed. However, for incoming calls, the Company is not provided with and is unable to obtain origination country data – the Company tracks numbers of incoming calls and incoming minutes for purposes of charging call termination fees for incoming traffic through the gateways, but these are not segregated by origination country. Nevertheless, based on both the overall ratio of incoming to outgoing international call minutes for the Company and its subsidiaries taken as a whole, as well as data compiled from bilateral interconnection arrangements relating to countries other than the Specified Countries (as well as data compiled in respect of the Iran Interconnection Arrangement), the Company considers it to be likely that (i) incoming minutes exceed outgoing minutes for each of the Specified Countries and (ii) if the Company had bilateral interconnection arrangements with each of the Specified Countries, the Company would be a net recipient of payments under all of such arrangements.

The Company supplementally advises the Staff that total outgoing long distance call minutes for the Company and its subsidiaries in 2005 totaled 200,262 minutes, 4,130 minutes, 163,459 minutes, 240,873 minutes, and 8,186 minutes, for Iran, North Korea, Sudan, Syria and Cuba, respectively, which accounted for approximately 0.0633%, 0.0013%, 0.0516%, 0.0761% and 0.0026% of the Company’s total outgoing international long distance call minutes in 2005, respectively. For the first eleven months of 2006, similar data were observed.

Moreover, the Company respectfully notes that U.S. telecommunications carriers, which, unlike the Company, are U.S. persons subject to U.S. economic sanctions administered by the Office of Foreign Assets Control under the U.S. Department of the Treasury (“OFAC”), are generally permitted to engage in transactions that are incident to the receipt or transmission of telecommunications involving the Specified Countries (see 31 C.F.R. §500.571; 31 C.F.R §538.512 and 31 C.F.R §515.418). All of the Company’s (and its subsidiaries’) outgoing or incoming call minutes to and from these countries are incident to the Company’s regular telecommunication services. In addition, the Company notes that TCI is not among the Iranian entities that have been included in the specially designated nationals list published and maintained by OFAC, including those Iranian entities that were designated under the program of non-proliferation of weapons of mass destruction. Moreover, the Company has no knowledge or reasonable cause to believe that any of the payments in connection with such telecommunications traffic involve any fund transfers that would pose a risk of furthering terrorist acts in or against the United States (as noted above, the Company is a net payee under the Iran Interconnection Arrangement and it believes it would likely be a net payee if it had direct bilateral interconnection agreements in respect of the other Specified Countries). Therefore, the Company believes that its business activities in connection with the telecommunications traffic with such countries would generally be in compliance with OFAC regulations, if such regulations were applicable to the Company (although the Company recognizes that all such activities may not be expressly permitted under the OFAC regulations in respect of all of the Specified Countries).

2.                  Please discuss the materiality of the business activities or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institution have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

The Company has carefully analyzed the materiality of the business contacts described in its response to Comment 1 and concluded that they do not constitute a material investment risk for its security holders.

The Iran Interconnection Arrangement is only one of many contractual arrangements, including interconnection agreements and traffic termination agreements that the Company has entered into in the course of its ordinary business and in line with regular international telecommunication industry practice. As discussed in response to Comment 1, other than the Iran Interconnection Arrangement, neither the Company nor any of its subsidiaries maintains direct interconnection arrangements in respect of call minutes to and from the Specified Countries. Neither the Company nor any of its subsidiaries has any manufacturing, marketing, sales or distribution facilities in any of the Specified Countries, nor do they employ any person in these countries. Moreover, the Company has no direct or indirect subsidiaries, joint venture interests or other investments in any of the Specified Countries and does not sell telecommunication products or technology into any of the Specified Countries. As noted above, in recent years, the Company has received net payments from, rather than making net payments to, TCI under the Iran Interconnection Arrangement and, for the reasons indicated above, the Company considers it to be likely that (i) incoming minutes exceed outgoing minutes for each of the Specified Countries and (ii) if the Company had bilateral interconnection arrangements with each of the Specified Countries, the Company would be a net recipient of payments under all of such arrangements. Nevertheless, to the extent that any net payments made by the Company under its international gateway arrangements happen to indirectly be paid to operators in the Specified Countries, the Company has no knowledge or reasonable cause to believe that any such payments involve fund transfers to the governments of the Specified Countries, or entities controlled by the governments thereof. Neither the Company nor any of its subsidiaries is a party to contractual or other business arrangements with the Specified Countries nor entities controlled by the governments thereof. In sum, the Company does not believe that the qualitative nature of the Iran Interconnection Arrangement and the telecommunications traffic in the ordinary course of business with the Specified Countries would be considered significant by a reasonable investor.

On a quantitative basis, the Company does not believe its telecommunications traffic with telecommunications carriers in the Specified Countries, including under the Iran Interconnection Arrangement, are material. The Company has not undertaken a detailed quantitative analysis of call data for 2004, 2003 or prior years in this regard, but it has no reason to believe that historic trends are significantly different from the data observed for 2005 and the first eleven months of 2006.

Under the Iran Interconnection Arrangement, total incoming long distance call minutes in 2005 totaled 2,538,247 minutes, which accounted for approximately 0.0698% of the Company’s total incoming international long distance call minutes in 2005. The telecommunications traffic under the Iran Interconnection Arrangement resulted in net receivables of PLDT from TCI under the settlement mechanism of the Iran Interconnection Arrangement of Php24,609,196 (or US$485,165) in 2005, representing 0.0199% of the Company’s consolidated operating revenues and 0.2011% of the Company’s total international long distance service revenues for 2005. For the first eleven months of 2006, similar data were observed.

As discussed in response to Comment 1, the Company is only able to quantify outgoing, but not incoming, telecommunications traffic with the Specified Countries other than Iran. However, for the reasons indicated above, the Company considers it to be likely that (i) incoming minutes exceed outgoing minutes for each of the Specified Countries and (ii) if the Company had bilateral interconnection arrangements with each of the Specified Countries, the Company would be a net recipient of payments under all of such arrangements. Moreover, based on the level of outgoing traffic to these countries, the Company considers it likely that the level of incoming traffic is immaterial on a quantitative basis compared to total incoming call minutes and minutes.

On an aggregate basis, total outgoing long distance call minutes in 2005 to the Specified Countries totaled 616,910 minutes, which accounted for 0.1948% of the Company’s total outgoing international long distance call minutes in 2005. Total revenue related to outgoing long distance call minutes in 2005 to the Specified Countries totaled Php6,341,983 or (US$115,131), representing 0.0051% of the Company’s consolidated operating revenues and 0.0518% of the Company’s total international long distance service revenues[1] for 2005.

In respect of Iran, total outgoing long distance call minutes in 2005 totaled 200,262 minutes, which accounted for 0.0006% of the Company’s total outgoing international long distance call minutes in 2005. Total revenue related to outgoing long distance call minutes in 2005 to Iran totaled Php2,236,523 (or US$40,601), representing 0.0018% of the Company’s consolidated operating revenues and 0.0183% of the Company’s total international long distance service revenues for 2005.

In respect of North Korea, total outgoing long distance call minutes in 2005 totaled 4,130 minutes which accounted for 0.0013% of the Company’s total outgoing international long distance call minutes in 2005. Total revenue related to outgoing long distance call minutes in 2005 to North Korea totaled Php37,434 (or US$680), representing 0.00003% of the Company’s consolidated operating revenues and 0.00031% of the Company’s total international long distance service revenues for 2005.

In respect of Sudan, total outgoing long distance call minutes in 2005 totaled 163,459 minutes, which accounted for 0.0516% of the Company’s total outgoing international long distance call minutes in 2005. Total revenue related to outgoing long distance call minutes in 2005 to Sudan totaled Php2,321,746 (or US$42,148), representing 0.0019% of the Company’s consolidated operating revenues and 0.0189% of the Company’s total international long distance service revenues for 2005.

In respect of Syria, total outgoing long distance call minutes in 2005 totaled 240,873 minutes, which accounted for 0.0761% of the Company’s total outgoing international long distance call minutes in 2005. Total revenue related to outgoing long distance call minutes in 2005 to Syria totaled Php1,720,404 (or US$31,232), representing 0.0014% of the Company’s consolidated operating revenues and 0.0141% of the Company’s total international long distance service revenues for 2005.

In respect of Cuba, total outgoing long distance call minutes in 2005 totaled 8,186 minutes, which accounted for 0.0026% of the Company’s total outgoing international long distance call minutes in 2005. Total revenue related to outgoing long distance call minutes in 2005 to Cuba totaled Php25,873 (or US$470), representing 0.00002% of the Company’s consolidated operating revenues and 0.0002% of the Company’s total international long distance service revenues for 2005.

For the first eleven months of 2006, similar data in respect of each Specified Country and on an aggregate basis were observed.

Because the Company considers the Iran Interconnection Arrangement and the Company’s telecommunications traffic with each of the Specified Countries on an individual basis and in the aggregate to be immaterial, both quantitatively and qualitatively, and to serve legitimate and customary business purposes, the Company does not believe that its reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of the Iran Interconnection Arrangement and the Company’s telecommunications traffic with the Specified Countries. The Company further confirms that its investor relations department has never received any investor inquiry regarding the Iran Interconnection Arrangement or the telecommunications traffic with the Specified Countries.

For the foregoing reasons, the Company does not believe that the Iran Interconnection Arrangement and the telecommunications traffic with the Specified Countries would constitute a material investment risk, whether qualitatively or quantitatively, for the Company’s security holders.

The Company does not propose to amend the 2005 Form 20-F in relation to the matters discussed in this letter.

* * *

In connection with responding to the Staff’s comment, the Company hereby acknowledges that:

•                    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                    the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•                    the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact us at +632-8168553 with any questions you may have.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

Ma. Lourdes C. Rausa-Chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

cc: Larry Spirgel
Terry French
Pradip Bhaumik

(Securities and Exchange Commission)

Christopher H. Young
Ms. Anabelle L. Chua
June Cheryl C. Furigay

(Philippine Long Distance Telephone Company)

John D. Young, Jr.
Michael G. DeSombre
Urs Fankhauser
(Sullivan & Cromwell LLP)

[1] In connection with the calculation of the percentage of the Company’s total revenue related to outgoing long distance call minutes in 2005 to the Specified Countries on an aggregate and individual basis of the Company’s total international long distance service revenues, the Company notes that the denominator used in such calculation (i.e., the Company’s total international long distance service revenues) is an amount net of interconnection charges and settlements whereas the numerator (i.e., the total revenue related to outgoing long distance call minutes in 2005 to the respective Specified Country) is a gross amount reflecting the amounts that the Company was entitled to collect from its subscribers for such outgoing call minutes. The Company does not have data to make comparisons on a “net to net” basis, but since the numerator is “gross” and the denominator is “net”, the consequent calculations yield “conservative” percentages – if data were available to make calculations on a “net to net” basis the percentages would be lower (and consequently even less material) than the percentages presented in this letter.